Filed by:  Deluxe Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933 Commission File No.: 0-30791
                           Subject Company: eFunds Corporation


         The following language is included in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 and the accompanying letter to shareholders which Deluxe Corporation will mail to its shareholders on July 3, 2000

"On January 31, 2000 we announced our intention to file a registration statement covering our eFunds subsidiary and related businesses (eFunds) and sell a minority interest in eFunds through an initial public offering (IPO). We also said we intended to ultimately split the company by an exchange offer (a split-off). The split-off is intended to provide Deluxe shareholders the opportunity to exchange, on a tax-free basis, shares of Deluxe common stock for shares in eFunds. The split-off will be conditioned upon obtaining a tax ruling from the Internal Revenue Service (IRS) that the exchange would not result in a taxable transaction.

Since that announcement, eFunds has filed its registration statement for the IPO and submitted its request for the ruling from the IRS. As of the date that our annual report is being sent to the printer, the IPO has not been consummated. Under the U.S. securities laws, while an IPO is pending there are limits on what we can communicate to our shareholders, employees and the general public. We are therefore limiting this report to our shareholders to information the Company may disclose in its annual filings with the SEC with the added thought that the IPO and split-off are intended to permit both eFunds and Company's remaining check printing and forms businesses to pursue their individual business objectives and growth opportunities in their respective but very different markets. Further, successful completion of our split-off will provide the Company's remaining shareholders the benefit of significantly reducing the number of Deluxe shares outstanding.

FUTURE COMMUNICATION
Compared to the typical information you would find in an annual report's letter to shareholders, this letter is on the sparse side. For that we apologize, but again, the quiet period imposed by the U.S. securities laws requires us to limit our communication. If the IRS rules favorably, we will provide details on the planned exchange offer process later this year...

         WE URGE INVESTORS AND SECURITY HOLDERS TO READ EFUND CORPORATION'S REGISTRATION STATEMENT ON FORM S-4, INCLUDING THE PROSPECTUS RELATING TO THE EXCHANGE OFFER DESCRIBED HEREIN, WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN THESE AND OTHER DOCUMENTS RELATING TO THE TRANSACTION ARE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, THEY MAY BE OBTAINED FREE AT THE SEC'S WEB SITE AT WWW.SEC.GOV. HOLDERS OF DELUXE COMMON STOCK MAY ALSO OBTAIN EACH OF THESE DOCUMENTS (WHEN THEY BECOME AVAILABLE) FOR FREE BY DIRECTING YOUR REQUEST TO DELUXE CORPORATION, C/O SHAREOWNER SERVICES, P.O. BOX 64873, SAINT PAUL, MINNESOTA 55164-0873. THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BY ANY SALE OF SECURITIES IN ANY STATE IN WHICH THE OFFER, SOLICITATION OR SALE WOULD

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BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF
ANY SUCH STATE. NO OFFERING OF SECURITIES SHALL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE SECURITIES ACT OF 1933,
AS AMENDED....

11. In January 2000, the Company announced that its board of directors approved a plan to combine its Electronic Payment Solutions, Professional Services and Government Services businesses into a separate, independent, publicly traded company called eFunds Corporation (eFunds).

The Company has announced that eFunds plans to issue shares of its common stock to the public through an initial public offering. After this offering, the Company will own at least 80.1% of eFunds' outstanding shares. In April 2000, eFunds filed a registration statement with the Securities and Exchange Commission (SEC) for an initial public offering of its common stock. The registration statement has been filed with the SEC, but it has not yet become effective. The Company plans to distribute all of its shares of eFunds common stock to its shareholders who tender shares of the Company's common stock in a an exchange offer (the Split-off). The Company has requested a private letter ruling from the Internal Revenue Service (IRS) that the Split-off would be a tax-free transaction to the Company and its shareholders. The Split-off is contingent upon the Company receiving a favorable tax ruling from the IRS. In accordance with Emerging Issues Task Force 96-4, "Accounting for Reorganizations Involving a Non-pro Rata Split-off of Certain Nonmonetary Assets to Owners," and Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions," Deluxe will account for the Split-off as a non-pro rata split-off of a segment of a business in a corporate plan of reorganization and will account for the transaction at fair value."